



05040991

SECURIT. ... ...ON
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-25844

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SunGard Institutional Brokerage Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broadway, 7th Floor
(No. and Street)

New York	**New York**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Vance **314-983-7205**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SunGard Institutional Brokerage Inc.


SEC MAIL
RECEIVED
PROCESSING
2005
SECTION

Statement of Financial Condition
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholder of
SunGard Institutional Brokerage Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of SunGard Institutional Brokerage Inc. (the "Company") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



February 28, 2005

SunGard Institutional Brokerage Inc.
Statement of Financial Condition
December 31, 2004

Assets	
Cash	$ 15,020,135
Accounts receivable	8,203,794
Due from affiliates	598,534
Fixed assets	871,398
Goodwill and identifiable intangible assets	13,544,754
Deferred research costs	344,828
Deferred taxes	285,584
Due from Parent	147,875
Other assets	303,839
Total assets	$ 39,320,741
Liabilities and Shareholder's Equity	
Due to affiliates	$ 1,817,785
Accrued expenses and other liabilities	4,044,001
Accrued soft dollar liabilities	1,764,945
Total liabilities	7,626,731
Shareholder's equity	
Common stock, $.10 par value; 200 shares authorized, issued and outstanding	20
Additional paid-in capital	29,902,077
Retained earnings	1,791,913
Total shareholder's equity	31,694,010
Total liabilities and shareholder's capital	$ 39,320,741

The accompanying notes are an integral part of this financial statement.

1. Organization and Significant Accounting Policies

SunGard Institutional Brokerage Inc. (the "Company") is registered as a broker-dealer in securities with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a wholly owned subsidiary of SunGard Investment Ventures Inc. whose ultimate parent is SunGard Data Systems, Inc. ("SunGard"). The Company conducts business on behalf of its customers with clearing brokers located in New York City. These customers are principally investment advisors, who are located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company generates commissions and other income from introducing securities transactions on behalf of its customers who are using various portfolio and investment management systems and databases provided by different SunGard subsidiaries and third parties.

The Company also provides soft dollar research services and reports the commission revenue net of the costs as the Company only serves as paying agent.

Investment in money market fund, at fair value, on deposit at clearing broker, consists entirely of a BNY Clearing Services LLC ("BNY") money market fund and is accounted for on a trade date basis. The investment may be pledged at the discretion of BNY. The investment is recorded at fair value based upon quoted market values as of the close of business.

At December 31, 2004, the Company's assets and liabilities are carried at fair value or amounts approximating fair value.

2. Related-Party Transactions

The Company settles all intercompany expense and income allocations with SunGard and its subsidiaries throughout the year. At December 31, 2004 the amounts due from affiliates and due to parent and affiliates represent such amounts due to or from SunGard and its subsidiaries for unsettled items.

The Company receives floor brokerage and clearing services from affiliated broker dealers.

The Company also reimburses SunGard for rent paid for its New York and Illinois offices.

3. Goodwill and Identifiable Intangible Assets

Goodwill and identifiable intangible assets acquired in the MidAtlantic Institutional Shares Inc. ("MidAtlantic") acquisition consist of the following:

Goodwill	$ 38,412
Non-compete covenants	3,434,113
Less, accumulated amortization	(1,488,116)
	1,945,997
Customer Lists	18,382,915
Less, accumulated amortization	(6,822,570)
	11,560,345
Total carrying amount, net	$ 13,544,754

Identifiable intangible assets consist of non-compete covenants and customer lists and are amortized over periods of 5 and 6 years, respectively.

4. Fixed Assets

As of December 31, 2004 fixed assets included the following:

Software	$ 732,494
Telecommunications equipment	248,005
Computer	501,780
Furniture and fixtures	341,474
	1,823,753
Accumulated depreciation	(952,355)
	$ 871,398

Fixed assets are depreciated on a straight-line basis over their estimated useful lives ranging from 2 to 10 years.

5. Sale of Customer Lists

The Company sold certain customer lists for $750,000 and reduced the related intangible asset by the same amount.

6. Income Taxes

The Company is part of a federal consolidated tax return with SunGard. Pursuant to an informal tax-sharing agreement, the Company computes its federal tax provision on a separate-company basis. The Company files, on a separate-return basis, for state and local income tax purposes.

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $9,515,654 which exceeded the minimum requirement of $508,449 by $9,007,205. The Company's net capital ratio was 0.80 to 1.

The Company has claimed exemption from Rule 15c3-3 under the provisions in Section (k)(2)(ii).

8. Off-Balance-Sheet Arrangements

The Company introduces its customers to clearing brokers with whom it has a correspondent relationship for execution and clearance in accordance with the terms of clearance agreements.

Customer activity is transacted on a cash basis in which full payment is required upon settlement of trades. The Company's clearing brokers are exposed to risk of loss in the event that a customer fails to satisfy its obligation. In connection therewith, the Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain related to the Company's customers. As the indemnification has no maximum amount and applied to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this indemnification. At December 31, 2004, the Company has recorded no liabilities with regard to the indemnification. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. As of December 31, 2004, amounts were owed to the clearing brokers by these customers, which were in connection with normal delivery-against payment, cash-account transactions. After December 31, 2004, all amounts related to such transactions were received from customers. Securities purchased by customers in connection with these transactions are held by the clearing brokers as collateral from the amounts owed.

9. Commitments

The Company leases office space and equipment under lease agreements and has other operating commitments expiring on various dates through 2008. Certain leases contain provisions for rent escalation. At December 31, 2004, the future minimum rentals for the operating leases are as follows:

2005	347,424
2006	328,761
2007	28,770
2008	17,484
	$ 722,439